UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. _____) *

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

December 16, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92672V	13 G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 10,803,597 shares (2)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,803,597 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%(3)
12	TYPE OF REPORTING PERSON*
OO
(1)
This Schedule 13G is filed by DAG Ventures III - QP, L.P. (“DAG III-QP”), DAG Ventures III, L.P. (“DAG III”), DAG Ventures III-A, LLC (“DAG III-A”), DAG Ventures GP Fund III, LLC (“DAG GP III”), DAG Ventures Management III, LLC (“DAG Management III”), John J. Cadeddu and R. Thomas Goodrich (collectively, the “Reporting Persons”).  DAG Management III serves as the sole General Partner of DAG III-QP and DAG III and serves as the sole Manager of DAG III-A and DAG GP III. Messrs. Cadeddu and Goodrich are Managing Directors of DAG Management III.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
The 10,803,597 shares of Common Stock beneficially owned by the Reporting Person represent 9,043,693 shares of Common Stock held directly by DAG III-QP, 850,689 shares of Common Stock held directly by DAG III, 900,303 shares of Common Stock held directly by DAG III-A and 8,912 shares of Common Stock held directly by DAG GP III.

(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures III - QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 9,043,693 shares (2)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,043,693 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%(3)
12	TYPE OF REPORTING PERSON*
PN
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by DAG III-QP.
(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 850,689 shares (2)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,689 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%(3)
12	TYPE OF REPORTING PERSON*
PN
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by DAG III.
(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures III-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 900,303 shares (2)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,303 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%(3)
12	TYPE OF REPORTING PERSON*
OO
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by DAG III-A.
(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures GP Fund III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 8,912 shares (2)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,912 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%(3)
12	TYPE OF REPORTING PERSON*
PN
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by DAG GP III.
(3)	The percentage is based on 117,880,374 of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS John J. Cadeddu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,803,597 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,803,597 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%(3)
12	TYPE OF REPORTING PERSON*
IN
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
The 10,803,597 shares of Common Stock beneficially owned by the Reporting Person represent 9,043,693 shares of Common Stock held directly by DAG III-QP, 850,689 shares of Common Stock held directly by DAG III, 900,303 shares of Common Stock held directly by DAG III-A and 8,912 shares of Common Stock held directly by DAG GP III.

(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

CUSIP NO. 92672V	13 G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS R. Thomas Goodrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,803,597 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,803,597 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%(3)
12	TYPE OF REPORTING PERSON*
IN
(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)
The 10,803,597 shares of Common Stock beneficially owned by the Reporting Person represent 9,043,693  shares of Common Stock held directly by DAG III-QP, 850,689 shares of Common Stock held directly by DAG III, 900,303 shares of Common Stock held directly by DAG III-A and 8,912 shares of Common Stock held directly by DAG GP III.

(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.

Introductory Note:  This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock (“Common Stock”), of Viggle, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer: Viggle, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 902 Broadway, 11th Floor, New York, New York 10010

Item 2

(a)	Name of Reporting Persons Filing:

1.	DAG Ventures III - QP, L.P. (“DAG III-QP”)
2.	DAG Ventures III, L.P. (“DAG III”)
3.	DAG Ventures III-A, LLC (“DAG III-A”)
4.	DAG Ventures GP Fund III, LLC (“DAG GP III”)
5.	DAG Ventures Management III, LLC (“DAG Management III”)
6.	John J. Cadeddu
7.	R. Thomas Goodrich

(b)	Address of Principal Business Office:	c/o DAG Ventures
1 Lytton Avenue, Suite 200
Palo Alto, CA 94301

(c)	Citizenship:

1.	DAG III-QP	Delaware
2.	DAG III	Delaware
3.	DAG III-A	Delaware
4.	DAG GP III	Delaware
5.	DAG Management III	Delaware
6.	John J. Cadeddu	United States
7.	R. Thomas Goodrich	United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 92672V

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 16, 2013:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (2)	Shared Voting Power	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)

DAG III-QP	9,043,693	0	0	9,043,693	0	9,043,693	7.7%

DAG III	850,689	0	0	850,689	0	850,689	0.7%

DAG III-A	900,303	0	0	900,303	0	900,303	0.8%

DAG GP III	8,912	0	0	8,912	0	8,912	0.01%

DAG Management III (4)	0	0	0	10,803,597	0	10,803,597	9.2%

John J. Cadeddu (4)	0	0	0	0	10,803,597	10,803,597	9.2%

R. Thomas Goodrich (4)	0	0	0	0	10,803,597	10,803,597	9.2%

(1)	Represents shares of Common Stock of the Issuer held directly by the Reporting Person.
(2)
Each of the Reporting Persons that directly hold shares of the Common Stock of the Issuer have delivered an irrevocable proxy in favor of the shares reported herein and, accordingly, do not have voting power with respect to such shares.

(3)	The percentage is based on 117,880,374 shares of the Issuer’s outstanding Common Stock as of December 16, 2013, as reported by the Issuer to the Reporting Person.
(4)
The shares are held directly by DAG III-QP, DAG III, DAG III-A and DAG GP III.  DAG Management III serves as the sole General Partner of DAG III-QP and DAG III and serves as the sole Manager of DAG III-A and DAG GP III. Accordingly DAG Management III has the sole power to direct the disposition of such shares.  Messrs. Cadeddu and Goodrich are Managing Directors of DAG Management III and may be deemed to share the power to direct the disposition of such shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: December 26, 2013

DAG Ventures Management III, LLC		DAG Ventures GP Fund III, LLC
		By:	DAG Ventures Management III, LLC
By:	/s/ John J. Cadeddu	Its:	Sole Manager
Name:	John J. Cadeddu
Its: Managing Director		By:	/s/ John J. Cadeddu
		Name:	John J. Cadeddu
Its: Managing Director

DAG Ventures III-QP, L.P.			/s/ John J. Cadeddu
By:	DAG Ventures Management III, LLC	John J. Cadeddu
Its: General Partner

By:	/s/ John J. Cadeddu
Name:	John J. Cadeddu
Its: Managing Director

DAG Ventures III, L.P.			/s/ R. Thomas Goodrich
By:	DAG Ventures Management III, LLC	R. Thomas Goodrich
Its: General Partner

By:	/s/ John J. Cadeddu
Name: John J. Cadeddu
Its: Managing Director

DAG Ventures III-A, LLC
By:	DAG Ventures Management III, LLC
Its:	Sole Manager

By:	/s/ John J. Cadeddu
Name: John J. Cadeddu
Its: Managing Director

Exhibit:

A:           Joint Filing Statement

CUSIP No. 92672V	13G

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13G relating to the Common Stock of Viggle, Inc. is filed on behalf of each of us.

Dated: December 26, 2013

DAG Ventures Management III, LLC		DAG Ventures GP Fund III, LLC
		By:	DAG Ventures Management III, LLC
By:	/s/ John J. Cadeddu	Its:	Sole Manager
Name:	John J. Cadeddu
Its: Managing Director		By:	/s/ John J. Cadeddu
		Name:	John J. Cadeddu
Its: Managing Director

DAG Ventures III-QP, L.P.			/s/ John J. Cadeddu
By:	DAG Ventures Management III, LLC	John J. Cadeddu
Its: General Partner

By:	/s/ John J. Cadeddu
Name:	John J. Cadeddu
Its: Managing Director

DAG Ventures III, L.P.			/s/ R. Thomas Goodrich
By:	DAG Ventures Management III, LLC	R. Thomas Goodrich
Its: General Partner

By:	/s/ John J. Cadeddu
Name: John J. Cadeddu
Its: Managing Director

DAG Ventures III-A, LLC
By:	DAG Ventures Management III, LLC
Its:	Sole Manager

By:	/s/ John J. Cadeddu
Name: John J. Cadeddu
Its: Managing Director